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                             March 21, 2024

       Richard Hull
       Chief Executive Officer
       Miso Robotics, Inc.
       680 East Colorado Blvd, Suite 500
       Pasadena, CA 91101

                                                        Re: Miso Robotics, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed March 11,
2024
                                                            File No. 024-12380

       Dear Richard Hull:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Security Ownership of Management and Certain Securityholders, page 36

   1. Please clarify the following points with respect to your beneficial ownership disclosure.
                                                            In Footnote 2, you
disclose that James Jordan "has the voting power with respect to the shares of
Common Stock" held by New Direction Trust Company
                                                            and DealMaker.
Please revise to explain how James Jordan has voting power over these securities.
                                                            For DealMaker's
beneficial ownership, please state in the table the class of securities beneficially held.
                                                            The total number of
shares held by Officers and Directors as a Group appears to be incorrect. Please
revise or explain how James Jordan's and Joseph Essas's shares add up to 10,740,165
shares of common stock.
 Richard Hull
Miso Robotics, Inc.
March 21, 2024
Page 2
             Please disclose Future VC's beneficial ownership in a separate row. Refer to Item
           12(a)(2) of Form 1-A.
             For all securities acquirable, please revise to describe the circumstances upon which such securities could be acquired. Refer to Item 12(b)(2) of Form
1-A.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,
FirstName LastNameRichard Hull
                                                            Division of
Corporation Finance
Comapany NameMiso Robotics, Inc.
                                                            Office of
Technology
March 21, 2024 Page 2
cc:       Andrew Stephenson
FirstName LastName